[CEMTREX, Inc. letterhead]

September 8, 2011

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:   Kate Tillan, Assistant Chief Accountant

RE:	CEMTREX, Inc.
Form 10-K for the fiscal year ended September 30, 2010 Filed January 14, 2011;
Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2010 Filed August 31, 2011;
Form 10-Q for the quarterly period ended December 31, 2010 Filed February 22, 2011;
Form 10-Q for the quarterly period ended March 31, 2011 Filed May 16, 2011;
Form 10-Q for the quarterly period ended June 30, 2011 Filed August 15, 2011 (collectively, the “Filings”)
File No. 000-53238

Dear Ladies and Gentlemen:

In connection with our response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated September 1, 2011, regarding CEMTREX, Inc.'s (the "Company") Filings.  We hereby acknowledge that:

(a)           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact me with any questions or comments.  I thank you for your attention to this matter.

With kind regards,

/s/
Mr. Arun Govil
Chairman of the Board, Chief Executive Officer
and President (Principal Executive Officer)